August 4, 2005

Mail Stop 4561

Thomas D. Eckert
President and Chief Executive Officer
Capital Automotive REIT
8270 Greensboro Drive, Suite 950
McLean, VA 22102

    Re: Capital Automotive REIT
    Registration Statement on Form S-3
    Filed July 22, 2005
    File No. 333-126814

Dear Mr. Eckert:

    This is to advise you that we limited our review of the above registration statement to the following comment:

Selling Shareholders, page 41

1. Please revise the selling stockholder table to include all the information required by Item 507 of Regulation S-K relating to the class of shares being registered including, the amount of shares of the class held by the selling stockholders before the offering, the amount of shares of the class to be offered for the selling stockholder's account and the amount and percentage of the shares to be held by each selling stockholder after the completion of the offering. Please note that if you are unable to determine the number of shares that any individual shareholder will sell, you should assume that the shareholder will sell all of the shares offered for purposes of Item 507 disclosure.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by he Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance.

    Please contact Charito A. Mittelman, Staff Attorney, at 202-551-3402, or me at 202-551-3411 with any questions.

                                Sincerely,

                                Karen Garnett
                                Assistant Director

cc: Sylvia M. Mahaffey, Esq. (*via facsimile)*